Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211
086-13808527788

March 22, 2011

John Reynolds
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westergaard.com, Inc. Form 8-K Filed February 11, 2011 File No. 000-29761

Dear Mr. Reynolds:

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 7, 2011 related to the Company’s Form 8-K filed on February 11, 2011. Please accept this correspondence as a request for an extension of an additional ten (10) business days while we complete our audit for our fiscal year ended December 31, 2010 and adequately respond to all the comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Ding Jinbiao
Ding Jinbiao
President and Chief Executive Officer